FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 28, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 28, 2003                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                      Publication of GlaxoSmithKline plc's
  2002 Annual Report, Annual Review and Corporate Social Responsibility Report

GlaxoSmithKline plc issued its 2002 Annual Report and Annual Review at 3.00pm today, 28th March 2003.

A copy of each of these documents together with the Company's Notice of Annual General Meeting, have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

         Financial Services Authority
         25 The North Colonade
         Canary Wharf
         London E14 5HS

         Tel: +44 (0) 20 7676 1000


These documents together with the Company's Corporate Social Responsibility Report, also published today, can now be viewed on the Company's website at www.gsk.com.


S M Bicknell
Company Secretary

28 March 2003

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This document is important and requires your immediate attention.
If you are in any doubt as to what action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

28th March 2003

To the holders of the company's Ordinary Shares and American Depositary Shares and, for information, to the holders of the SmithKline Beecham plc Loan Stock.



Dear Shareholder,

I took over as Chairman of GlaxoSmithKline ('GSK') after last year's AGM. Since then, much has occurred of relevance and interest to shareholders, including: the completion of GSK's second financial year following the merger, a decline in the market value of the company along with equity markets in general, greatly heightened interest in corporate governance generally, and the media coverage of the company on the subject of remuneration.

I want to comment in this letter on each of these before making the normal points about the 2003 AGM to be held on 19th May.

Performance

A copy of the 2002 Annual Review is enclosed. It includes a joint statement from Dr Garnier and myself commenting generally on the company's position; and also much factual detail, which will reassure you about GSK's health and vitality. At the AGM itself we will be emphasising some of the year's highpoints and will of course be available as a Board to answer questions. For now I would like to make three important points about performance.

First, having observed or been involved with mergers myself for most of my commercial life, I know how challenging it is for management to capture in practice all the benefits anticipated in theory. I believe that GSK's management has more than succeeded in achieving the objectives of the merger as far as could reasonably have been expected at this stage, and that there is already plenty of evidence for this. For example, our greater commercial strength is demonstrated by the tremendous success of 'Seretide/Advair' which has become GSK's number one product in Europe and market leader in the important US asthma market. Since the merger we have developed a leading position as partner of choice within the industry and the Group has signed 24 major external collaborations over the two years. GSK is ahead of the cost savings targets set when the merger was planned, both in terms of the amount and the speed at which they are being realised. And, most importantly, our research organisation is making good progress towards building the best product pipeline in the industry.

Secondly, an important test of a healthy company is the way it responds to adverse events beyond its control. By this standard GSK is alive and well. It has responded robustly and effectively to a particularly hostile pharmaceutical industry environment, whether the challenge has come from generics companies, from pressures on prices, or from unusually severe political and regulatory pressures.

Thirdly, the company is meeting its social obligations. For example, we are an integral part of the global response to the healthcare crisis in the developing world. Our contribution includes research and development to discover new and improved medicines and vaccines, preferential pricing, and community investment. For instance, we offer all of our antiretroviral medicines (`ARV's) at not-for-profit preferential prices to all Least Developed Countries and all of Sub-Saharan Africa. We were the first company to take this step. At the end of 2002, we had 120 arrangements to supply preferentially-priced ARVs to patients in 50 of the world's poorest countries. As a result, we have seen a tenfold increase between Q1 2001 and Q4 2002 in shipments to the developing world of our core ARV, 'Combivir'.

Market valuation

Share prices are not infallible guides to the performance of companies since they can be greatly influenced, as now, by wider macroeconomic factors. In 2002 the bear market in equities intensified to become the most severe such setback for many years. This and the particular difficulties facing the pharmaceutical industry have had a negative effect across the sector. Over the period from the start of 2001 to the end of 2002 shares of GSK declined 37%. This decline was in line with the FTSE 100 and the average of our peer group of global pharmaceutical companies, both of which declined by 37%.

One important point: a large number of GSK's employees are shareholders too - many of them with a substantial investment in the company in relation to their other assets. So a weak share price causes wealth loss internally as well as externally. That is a healthy additional boost to the company's determination to increase its market valuation.

Governance

GSK has deep roots on both sides of the Atlantic. In addition, it has broad, global reach, operating in almost every country in the world. The United States market represents 54% of revenues and is vital to GSK's success. The Chief Executive is based in the US along with two thirds of the Corporate Executive Team, which currently has executives from six different nationalities. GSK's corporate base is in the UK and more than two thirds of its shares currently are held by UK based shareholders. The extent to which GSK's headquarters is divided between the UK and the USA is unique amongst large UK companies. This duality is deliberately reflected in the composition of GSK's Board, upon which both sides of the Atlantic are strongly represented.

The UK/US structure accords well with the requirements of running a global company effectively. However, it does on occasion expose GSK to significant differences of view between the UK and USA - such as those which currently exist on aspects of corporate governance and remuneration.

With regard to governance, we support the UK view that the roles of Chairman and Chief Executive should be separated and have used this separation to assist the UK:US balance with a UK based Chairman and US based CEO. However, we are more in tune with the US practice in our 10 : 2 ratio of non-executive to executive directors; and also perhaps in our view of what constitutes "independence" in a non-executive director. On such matters we welcome the `comply or explain' philosophy which applies in relation to the Code establishing the principles for governance in UK based companies.

Remuneration

With regard to remuneration of executives, there is a big difference between US and UK cultural attitudes. This is a serious matter for GSK in so far as it threatens our ability to pay competitively our top cadre of management. The issue goes to the heart of GSK's effectiveness.

The quality of management matters enormously in a large and complex company like GSK and we attach great importance to recruiting, developing and motivating managerial talent.

The pharmaceutical industry is international and characterised by a handful of companies which compete as intensely for talent as they do for business. The top managers are very much in demand, are widely known and are internationally and corporately mobile. The way our managers are rewarded and developed therefore has to be competitive within the global industry. This is crucial to retaining and motivating them.

The Board's Remuneration Report (to which Resolution No. 2 applies) is set out in full in the Annual Report and summarised in the Annual Review. In essence the remuneration policy is the same as was set out at the time of the merger and endorsed by shareholders at that time. That is, to pay at industry - competitive levels with a heavy emphasis on pay for performance and 'at risk' compensation. We believe this policy has made a major contribution to the success of the merger so far.

The problem lies in reconciling the approach in the UK to remuneration with what is required for GSK to be competitive, particularly in the USA where so many of its main global competitors are based. The current analyses of competitive data provided by the Board's external advisers show that GSK is considerably behind the competition in the level of long term incentive awards to senior executives.

Following last November's consultations with shareholders and adverse publicity in the UK, the Board has not made any adjustment to close this competitive gap in long term incentive remuneration. The Remuneration Committee will continue to monitor closely the quantum and trend of our competitors' awards and will consider carefully and open-mindedly what should be done in the best interests of the company.

Annual General Meeting 2003

I am pleased to enclose the Notice of the Meeting for the third Annual General Meeting ('AGM') of GlaxoSmithKline plc. The AGM will be held at 2.30pm on Monday, 19th May 2003 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1.

If you will not be attending you may wish to appoint a proxy electronically via www.sharevote.co.uk or by completing and returning the enclosed form of proxy. In either case notice of your appointment of a proxy should reach the company's registrar no later than 2.30pm on Saturday, 17th May 2003.

The Annual Review enclosed contains summary financial statements for the year to 31st December 2002. A copy of the Annual Report is also enclosed for those who have requested a copy. A resolution referring to the financial statements is included in the ordinary business of the AGM. Explanatory notes for the special business of the AGM are given on page 4 of this document.

Recommendation

Your Board believes that the resolutions contained in the Notice of Meeting are in the best interests of the company and shareholders as a whole and recommends you to vote in favour of them, as your Directors intend to do in respect of their beneficial shareholdings.

Yours sincerely

Sir Christopher Hogg
Chairman

Notice of Meeting

NOTICE IS HEREBY GIVEN that the third Annual General Meeting of GlaxoSmithKline plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, on Monday, 19th May 2003 at 2.30 pm to consider and, if thought fit, pass the following resolutions. Resolutions 1 to 15 will be proposed as ordinary resolutions and resolutions 16 and 17 will be proposed as special resolutions.

Ordinary Business

1 To receive and adopt the Directors' Report and the financial statements for the year ended 31st December 2002.

2       To approve the Remuneration Report for the year ended 31st December
        2002.

3       To re-elect Sir Christopher Hogg as a Director of the company.

4       To re-elect Dr Jean-Pierre Garnier as a Director of the company.

5       To re-elect Sir Roger Hurn as a Director of the company.

6       To re-elect Mr John Coombe as a Director of the company.

7       To re-elect Sir Peter Job as a Director of the company.

8       To re-elect Mr John McArthur as a Director of the company.

9       To re-elect Mr Donald McHenry as a Director of the company.

10      To re-elect Sir Ian Prosser as a Director of the company.

11      To re-elect Dr Ronaldo Schmitz as a Director of the company.

12      To re-elect Dr Lucy Shapiro as a Director of the company.

13 To authorise the Audit Committee to re-appoint PricewaterhouseCoopers LLP as Auditors to the company.

14 To authorise the Audit Committee to fix the remuneration of the Auditors.

Special Business

15 Donations to EU Political Organisations & EU Political Expenditure THAT the company be and is hereby authorised to:

(a)     make Donations to EU Political Organisations; and

(b) incur EU Political Expenditure in an aggregate amount not exceeding (pound)100,000 during the period ending on the date of the company's Annual General Meeting in 2004. For the purposes of this resolution, the expressions "Donations", "EU Political Organisations" and "EU Political Expenditure" have the meanings set out in Part XA of the Companies Act 1985 the "Act" (as amended by the Political Parties, Elections and Referendums Act 2000).

16      Disapplication of pre-emption rights (Special resolution)

THAT for the purposes of Article 12 of the company's Articles of Association the Directors be and are hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of the Act) pursuant to the authority conferred by Resolution 20 passed at the Annual General Meeting held on 21st May 2001, as if section 89(1) of the Act did not apply to such allotment, provided that this power shall be limited:

(a) to the allotment of equity securities in connection with a rights issue (as defined in Article 12.5 of the company's Articles of Association); and

        (b) to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount of (pound)75 million, and shall expire at the end of the next Annual General Meeting of the company to be held in 2004 or, if earlier, on 18th November 2004.

17      Purchase of own shares by the company (Special resolution)

THAT the company be and is hereby generally and unconditionally authorised for the purposes of section 166 of the Act to make market purchases (within the meaning of section 163 of the Act) of its own Ordinary Shares of 25p each provided that:

        (a) the maximum number of Ordinary Shares hereby authorised to be purchased is 600 million;

        (b) the minimum price which may be paid for each Ordinary Share is 25p;

        (c) the maximum price which may be paid for each Ordinary Share is an amount equal to 105% of the average of the middle market quotations for the company's Ordinary Shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased; and

        (d) the authority conferred by this resolution shall, unless renewed prior to such time, expire at the end of the next Annual General Meeting of the company to be held in 2004 or, if earlier, on 18th November 2004 (provided that the company may enter into a contract for the purchase of Ordinary Shares before the expiry of this authority which would or might be completed wholly or partly after such expiry).


By Order of the Board
Simon Bicknell                                       Registered Office
Company Secretary                                    980 Great West Road
                                                     Brentford
28th March 2003                                      Middlesex TW8 9GS


        Notes
(i) All resolutions at the Meeting will be decided by poll as required by the company's Articles of Association.
(ii) A member (shareholder) of the company entitled to attend and vote at this Meeting but who is unable to be present in person is entitled to appoint one or more proxies to attend the Meeting and to vote on his behalf. A proxy need not be a member of the company.

        To appoint a proxy you may:

        (a) Register the appointment of your proxy vote electronically using the internet by going to www.sharevote.co.uk and following the instructions provided. The proxy appointment must be received by Lloyds TSB Registrars at the address referred to on the website by 2.30pm on 17th May 2003. Please note thatany electronic communication sent to our registrars in respect of the appointment of a proxy that is found to contain a computer virus will not be accepted; or

        (b) Use the proxy card enclosed with this Notice of Meeting which should be returned direct to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DX no later than 2.30pm on 17th May 2003; or

        (c) if you hold your shares in uncertificated form, utilise the CREST electronic proxy appointment service as set out below.

(iii) Holders of the company's American Depositary Shares evidenced by American Depositary Receipts may exercise their votes through the Depositary, The Bank of New York. Such holders wishing to attend the Meeting should obtain prior authority from the Depository.
(iv) Copies of contracts of service between Directors and the company or any of its subsidiaries are available for inspection at the company's registered office during normal business hours (Saturdays, Sundays and public holidays excepted) and at the place of the Annual General Meeting on 19th May 2003 from 1.30pm until the end of the Meeting.
(v) The register of Directors' interests in the shares of the company and its subsidiaries will also be available for inspection at the place of the Meeting from 1.30pm until the end of the Meeting.
(vi) Members must be entered on the company's register of members on 17th May 2003, at 2.30pm, to be entitled to attend and vote at the Meeting. Such shareholders may cast votes only in respect of shares of which they were registered holders at such time.

Explanatory Notes to Special Business of the Annual General Meeting

Resolution 15: Donations to EU Political Organisations & EU Political Expenditure (Ordinary resolution)

The provisions of the Political Parties, Elections and Referendums Act 2000 came into effect in February 2001. The act requires companies to seek shareholder approval for donations to organisations within the European Community which are, or could be, categorised as an EU Political Organisation.

Although the company does not intend to make donations to political parties, within the normal meaning of that expression, the definition in the legislation of "EU Political Organisations" can extend to bodies such as those concerned with policy review, law reform, the representation of the business community and special interest groups such as those concerned with the environment, which the company and its subsidiaries might wish to support.

No payments were made under this authority during 2002.

Resolution 16: Disapplication of pre-emption rights
(Special resolution)

This resolution gives the Directors authority in certain limited circumstances, to allot Ordinary Shares for cash without first offering them to existing shareholders in proportion to their shareholdings. This authority is granted under section 95 of the Companies Act 1985 and is a standard resolution for most UK companies each year. The total nominal value of the maximum number of shares which can be allotted in this way, is (pound)75 million which represents less than 5 per cent of the company's issued share capital at 3rd March 2003. The authority will expire at the end of the next Annual General Meeting or if earlier, on 18th November 2004.

Resolution 17: Purchase of own shares by the company
(Special resolution)

This resolution seeks authority for the company to make market purchases of its own Ordinary Shares. Purchases of the company's own shares will be made only after considering the effects on earnings per share and the benefits for shareholders generally. You are asked to consent to the purchase by the company of up to a maximum of 600 million Ordinary Shares, which represents less than 10% of the company's issued share capital as at 3rd March 2003. This authority will expire at the end of the next Annual General Meeting or, if earlier, on 18th November 2004.

The maximum price which may be paid for an Ordinary Share is 105% of the average middle market quotations for the five business days preceding the purchase and the minimum price which may be paid for any Ordinary Share is its nominal value of 25p.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the "Regulations") are intended to be laid before Parliament in Spring 2003 and are expected to come into effect later this year. In their current form, the Regulations would enable companies to retain any of their own shares they have purchased as treasury stock with a view to possible re-issue at a future date, rather than cancelling them in accordance with current legislation. If the Regulations come into force, the company would consider holding any of its own shares that it purchases pursuant to the authority conferred by this resolution as treasury stock. This would give the company the ability to re-issue treasury shares quickly and cost-effectively, and would provide the company with additional flexibility in the management of its capital base. The Financial Services Authority is expected to commence a consultation procedure to review any changes that may need to be made to the Listing Rules in light of the Regulations. The company will adhere to any changes which are made to the Listing Rules as a result of this process.

The total number of options to subscribe for Ordinary Shares outstanding as at 3rd March 2003 was approximately 242 million representing approximately 4.01% of the issued share capital of the company at that date. If the authority to buy back shares under this resolution was exercised in full, the total number of options to subscribe for Ordinary Shares outstanding as at 3rd March 2003 would assuming no further Ordinary Shares are issued after that date, represent 4.46% of the issued share capital.

The obligations of the company in respect of Ordinary Shares issuable under options outstanding are partly hedged by the Group's employee share ownership trusts details of which can be found in the Annual Report which is available on the company's website at www.gsk.com.


Shares held in uncertificated form - instructions for electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 19th May 2003 and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an instruction to a previously appointed proxy, must be transmitted so as to be received by the issuer's agent, Lloyds TSB Registrars (ID 7RA01) by 2.30pm on 17th May 2003. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. No messages received through the CREST network after this time will be accepted.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.






Brand names appearing in 'single speech marks' throughout this document are trade marks of GlaxoSmithKline plc or associated companies.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


26 March 2003               Abacus (GSK) Trustees Limited, as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 8,523 Ordinary Shares in the Company on behalf of participants of the Glaxo Wellcome
                            1999 Long Term Incentive Plan.

The Company was advised of this transaction on 27 March 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

27 March 2003

27 March 2003

GlaxoSmithKline PLC

                             GSK Share Re-Purchases

GlaxoSmithKline plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 May 2002, it purchased for cancellation 850,000 of its ordinary shares on 27 March 2003 at a price of 1167.83p per share.